EXHIBIT 99.1

For Immediate Release: April 3, 2012

CANADIAN PACIFIC RECOMMENDS SHAREHOLDERS ELECT CP NOMINEES

CALGARY (AB)– Canadian Pacific (TSX: CP) (NYSE: CP) today sent the following letter to shareholders in connection with the Company's annual meeting of shareholders to be held on May 17, 2012.

April 3, 2012

Dear Fellow Shareholder:

Canadian Pacific’s annual meeting of shareholders is coming up on May 17, and we strongly recommend you vote for the CP director nominees, all of whom are highly qualified, engaged and informed business leaders who best serve the interests of ALL CP shareholders.  CP’s Multi-Year Plan is realizing the potential of CP’s unique assets and delivering record operating metrics.  Fred Green, the Company’s CEO, and his management team have utilized their thorough knowledge of CP’s business to develop and implement this plan.  Your Board is using its extensive experience in railroading and other relevant fields to oversee the implementation of the Multi-Year Plan and is holding management accountable for the results.

CP has the right plan, the right management team and the right Board to generate substantial value for shareholders.

The Board believes that replacing Fred Green with Hunter Harrison, as demanded by Pershing Square, would delay and damage CP’s value-generating plan and would undermine CP’s ongoing initiatives to increase volume and improve operations and profitability. On behalf of the Board, I encourage you to vote FOR CP’s nominees using the WHITE “universal” proxy on the Internet, or by signing, dating, and returning the enclosed WHITE universal proxy in the postage-paid envelope provided.

CP’S BOARD IS COMMITTED TO ACHIEVING RESULTS

As Michael Phelps, Chairman of the Board’s Management Resources and Compensation Committee, said at CP’s 2012 Investor Day on March 27th, 2012, “We’ve put out a three-year target... The expectation is of a significant, measurable, evident, continuous improvement, or else... We understand the expectations from the marketplace and we expect to see improvement.”

Make no mistake, we are holding management accountable and we are delivering on our Plan.

CP’S CULTURE OF CHANGE IS MOVING THE NEEDLE

CP has a culture of change that is reinforced at every level of the organization from the Board of Directors to our employees in the field.  This culture of change is producing results as evidenced by record operating metrics, the innovative methods we use to make new markets for sustained growth, and in the consistent renewal of expertise on our Board of Directors.

At CP’s 2012 Investor Day, COO Mike Franczak noted, “The disciplined execution of our multi-year programs and the Integrated Operating Plan is driving results.  The needle is moving.  We have a solid plan and a capable team executing it.  We are generating clear, sustainable results and we have line-of-sight to the improvements in productivity and cost savings that will deliver CP's Multi-Year Plan.”

CP’s senior management and members of its Board of Directors welcomed the opportunity at Investor Day to showcase the Company’s aggressive and successful execution of its Multi-Year Plan.  The Company is achieving record operating metrics.

Compared to our three-year averages, during the first two months of 2012, CP’s efforts resulted in:

—	a 26 per cent reduction in active cars online,
—	an 11 per cent increase in assessorial revenue, and
—	a 29 per cent improvement in terminal dwell.

Our current terminal dwell time is at a record low level for CP and places us close to best-in-class for the entire industry.  With record terminal dwell and train speeds, we have improved our car miles per car day to a record level of over 205 miles per day.  This improvement has allowed us to move an average of 15 per cent more gross ton miles per day while reducing active cars by 15,000 from our three-year average for the same period.

CP IS EXPANDING MARKET PRESENCE

Pershing Square recently misleadingly claimed that CP lost market share to Canadian National under Fred Green.  To the contrary, under Fred Green’s leadership, CP has expanded its presence in emerging markets, such as energy.  CP now reliably moves large volumes of crude by rail into the Gulf, the Midwest, the US Northeast, eastern Canada and the west coast of Canada.  CP’s market development in energy will provide up to $400 million in new annual revenues over the next three to four years.

We have regained our full Canadian grain market share, and for the 2011/2012 crop year to date, we have exceeded the five-year average volume by 16 per cent.  In Intermodal, volumes are up in domestic markets and in the markets we serve, we have regained 100 per cent of shipping lines and all associated lanes.  We have received strong customer support for our progress, and we expect further growth as we continue to deliver strong service execution.

CONTINUAL BOARD RENEWAL ENSURES THE BOARD HAS THE SKILLS NEEDED TO
OVERSEE THE SUCCESSFUL EXECUTION OF THE MULTI-YEAR PLAN

The CP Board has extensive, relevant experience in railroads and complementary industries including energy, natural resources and food and agriculture, and includes leaders from the fields of law, government, banking and finance.  It is the right Board to guide CP through the successful execution of the Multi-Year Plan and beyond.

The CP Board is regularly renewed with new directors who offer complementary skills and experience.  More than half of the directors on the CP Board have joined since 2006.  In 2011, CP further strengthened the Board with the addition of Rick George, Chief Executive Officer of Suncor Energy, and seasoned railroad executives, Tony Ingram and Ed Harris.  As both a shipper of petroleum products and a supplier of fuel to the rail industry, Rick’s years of leadership at Suncor have provided him a multi-faceted understanding of CP’s industry.  Tony and Ed have served in senior management roles at four of the seven Class I railroads in North America and together bring over 80 years of rail experience.

We believe it is in shareholders’ best interests to use CP’s WHITE universal proxy to elect Mr. Ackman to the CP Board to allow for constructive, Board-level dialogue based on the relevant facts and information concerning CP and the Multi-Year Plan.  We are confident that, once Mr. Ackman understands the facts and how this team is executing on its plan, he will endorse the plan.

PERSHING SQUARE’S NOMINEES AND DEMANDS WOULD DAMAGE CP - VOTE FOR
THE CP NOMINEES TODAY

The CP Board believes that Pershing Square’s demand that CP replace the Company’s CEO with Mr. Harrison would damage CP.  The resulting disruption would undermine and delay CP’s ongoing initiatives to improve profitability by increasing volume through consistent, reliable service, improving operations through strategic investments and containing costs.  Replacing the CEO when he is successfully executing the Multi-Year Plan represents unwarranted risk – it is exactly the wrong thing to do at exactly the wrong time.

We urge you to vote for CP’s nominees – John E. Cleghorn, Tim W. Faithfull, Richard L. George, Frederic J. Green, Edmond L. Harris, Krystyna T. Hoeg, Tony L. Ingram, Richard C. Kelly, The Honourable John P. Manley, Linda J. Morgan, Madeleine Paquin, Michael E.J. Phelps, Roger Phillips, David W. Raisbeck, Hartley T. Richardson and William A. Ackman – by using the WHITE universal proxy and NOT to vote for Pershing Square’s other director nominees or return any proxy sent to you by Pershing Square.

CP’S UNIVERSAL PROXY PROVIDES SHAREHOLDERS WITH A CLEAR AND FAIR
MEANS OF CHOOSING THE BEST BOARD FOR CP

CP believes that voting for the election of directors is a fundamental right of share ownership and that shareholders should therefore have as much flexibility and choice as possible when exercising their right to elect directors. In order to achieve this, CP is using a WHITE universal proxy.

As CP is using a universal proxy containing all of the CP nominees as well as any other nominees proposed by Pershing Square, there is no need to use any other form of proxy regardless of how you propose to vote.

We encourage you to ask any questions you may have about how to use the WHITE universal proxy by contacting MacKenzie Partners, Inc. at 1-800-322-2885 or Georgeson at 1-866-374-9187.

You may vote for CP’s nominees in accordance with the instructions provided on the WHITE universal proxy on the Internet, or by signing, dating, and returning the WHITE universal proxy in the postage−paid envelope provided.  Only your last−dated proxy will count.  Any proxy may be revoked at any time prior to its exercise at the annual meeting as described in the Management Proxy Circular.

You can visit www.CPonTrack.com for more information about CP, our team and our value-generating Multi-Year Plan.

CP has the right plan, the right management team and the right Board to generate substantial value for shareholders.  Vote FOR CP’s nominees using the WHITE universal proxy today.

On behalf of CP’s Board of Directors, thank you for your continued support and interest in CP.

Sincerely,

/s/  John E. Cleghorn

John E. Cleghorn
Chairman of the Board of Directors

If you have any questions about the information contained in this document or require assistance in completing your WHITE universal proxy, please contact our proxy solicitation agents:

TOLL FREE - 1-866-374-9187 or International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	TOLL FREE 1-800-322-2885 or (212) 929-5500 (Call Collect)
Email: askus@georgeson.com	email: proxy@mackenziepartners.com

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies.  This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance.  Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information.  Forward-looking information is not a guarantee of future performance.  By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.  Readers are cautioned not to place undue reliance on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP.  Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media
Ed Greenberg
Tel.:  612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed greenberg@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel.: 212-355-4449